

December 24, 2023

Rhonda Wong
Chief Executive Officer
Ohmyhome Limited
11 Lorong 3 Toa Payoh
Block B #04-16/21, Jackson Square
Singapore 319579

> **Re: Ohmyhome Limited**
> **Registration Statement on Form F-1**
> **Filed December 11, 2023**
> **File No. 333-275987**

Dear Rhonda Wong:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 3, 2023 letter.

Registration Statement on Form F-1 filed December 11, 2023

Debt Purchase Agreement, page 48

1. We note your response to prior comment 7 and your revised disclosure on pages 4 and 48 of the prospectus. However, it appears that the debt's terms regarding the interest rate of 5.0% and the repayment date on the earlier of (i) within 14 days from the date of demand by the company or (ii) 12 months from the date of the agreement are not specified in the debt purchase agreement filed as Exhibit 10.8. Please revise or advise as appropriate.

Key Business Metrics
Units under management, page 71

2. Please revise to disclose the primary driver(s) of growth in units under management.

Factors Affecting Performance
Pricing, page 72

3. Under either the MD&A section or business section, as appropriate, please revise to disclose the material terms of Simply's customer contracts. For example, as applicable, describe deposit requirements, payment terms, duration, provisions allowing for repricing, and cancellation or termination rights.

Exhibits

4. Please file an updated auditor's consent of WWC, P. C. that clearly consents to the inclusion, rather than incorporation, of the auditor's report dated April 27, 2023 in the prospectus. Please also file the auditor's consent to the inclusion of their report dated December 11, 2023 relating to the financial statements of Simply Sakal Pte. Ltd.

Please contact Benjamin Holt at 202-551-6614 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Yarona Yieh